UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 13)


                Norfolk Southern Railway Company
_________________________________________________________________
                        (Name of Issuer)


           $2.60 Cumulative Preferred Stock, Series A
                (no par value, $50 stated value)
_________________________________________________________________
                 (Title of Class of Securities)

                           655855 20 3
                ________________________________
                         (CUSIP Number)


                      J. Gary Lane
                 Senior Vice President - Law
                  Norfolk Southern Corporation
                     Three Commercial Place
                  Norfolk, Virginia 23510-2191
                         (757) 629-2818
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          February 9, 2001
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement
[ ].

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN CORPORATION
          52-1188014

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group:                                       (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC, AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      246,355 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 246,355 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               346,475 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                      Approximately 28.9%


(14)  Type of Reporting Person               HC, CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN RAILWAY COMPANY
          53-6002016

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               100,120 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 8.4%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          GEORGIA SOUTHERN AND FLORIDA RAILWAY COMPANY
          53-6001292

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC

(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              [ ]

(6)  Citizenship or Place of Organization:   Georgia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               204 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               204 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.02%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          HIGH POINT, RANDLEMAN, ASHEBORO
		AND SOUTHERN RAILROAD COMPANY
		52-0792624

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               3,920 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               3,920 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          	RAIL INVESTMENT COMPANY
		54-1602007

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Delaware


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          STATE UNIVERSITY RAILROAD COMPANY
	    53-6002038

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               1,640 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               1,640 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.1%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          YADKIN RAILROAD COMPANY
          52-0793037

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               4,014 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               4,014 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO

     This Statement amends the Schedule 13D dated June 21, 1989, as amended by Amendment No. 1 dated January 11, 1990, Amendment No. 2 dated August 8, 1990, Amendment No. 3 dated May 22, 1991, Amendment No. 4 dated February 7, 1992, Amendment No. 5 dated April 8, 1992, Amendment No. 6 dated May 24, 1994, Amendment No. 7 dated October 7, 1994, Amendment No. 8 dated April 19, 1995, Amendment No. 9 dated October 23, 1995, Amendment No. 10 dated March 8, 1996, Amendment No. 11 dated May 3, 1996, and Amendment No. 12 dated June 26, 1996 (the "Schedule 13D"), of Norfolk Southern Corporation; Norfolk Southern Railway Company
(successor to Norfolk and Western Railway Company);
Georgia Southern and Florida Railway Company; High Point, Randleman, Asheboro and Southern Railroad Company; Rail Investment Company; State University Railroad Company; and Yadkin Railroad Company, relating to the Preferred Stock of Norfolk Southern Railway Company (formerly CUSIP number 843673 40 1, changed to CUSIP 655855 20 3, following the Issuer's corporate name change from Southern Railway Company to Norfolk Southern Railway Company).


Item 2.  Identity and Background.

     Item 2 is hereby amended and restated as follows:

     This statement is filed by Norfolk Southern Corporation, a Virginia corporation ("NS"), and by the following corporations which are direct or indirect subsidiaries of NS: (i) the Issuer, also successor by merger to Norfolk and Western Railway Company,
(ii) Georgia Southern and Florida Railway Company, a Georgia corporation ("GSF"), as successor by merger to The Georgia Northern Railway Company, (iii) High Point, Randleman, Asheboro and Southern Railroad Company, a North Carolina Corporation ("HPRAS"), (iv) Rail Investment Company, a Delaware corporation ("RIC"), as successor by merger to The National Investment Company, (v) State University Railroad Company, a North
Carolina corporation ("SURC"), and (vi) Yadkin Railroad
Company, a North Carolina corporation ("Yadkin")(collectively, together with NS, the "Filing Persons"). The principal executive offices of the Filing Persons are located at Three Commercial Place, Norfolk, Virginia 23510-2191.

	NS owns all of the common stock of and controls the Issuer, a major operating railroad. NS also owns a 50% interest in CRR Holdings LLC, which indirectly owns Consolidated Rail Corporation ("Conrail"), the major northeastern railroad.
The railroad system's lines, including those leased from Conrail, extend over approximately 21,800 miles of road in 22 states, the District of Columbia and the Province of Ontario, Canada.
GSF, HPRAS, SURC and Yadkin are railroad subsidiaries of the Issuer. RIC, a wholly owned subsidiary of the Issuer, holds various investments, including securities of the Issuer and its affiliates.

	GSF and RIC are wholly owned subsidiaries of the Issuer.
The Issuer owns approximately 86% of the common stock of HPRAS, approximately 54% of the common stock of SURC, and approximately
90% of the common stock of Yadkin.

      Annexed hereto is an amended and restated Appendix I to Item 2, which is a list of the executive officers and directors of the Filing Persons, together with certain information regarding such persons.

     During the last five years, to the knowledge of the Filing Persons, none of their executive officers or directors has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the knowledge of the Filing Persons, all of the executive officers and directors of the Filing Persons are citizens of the United States of America.



Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated as follows:

     On February 9, 2001, NS purchased 69,650 shares of Preferred Stock,pursuant to an unsolicited offer to sell, for an aggregate cash consideration of $2,507,400.00. Other than this purchase, NS purchased no shares of Preferred Stock during the sixty days ended on the date hereof. At various times during the period from June 27, 1996, until the most recent purchase on February
9, 2001, NS purchased 9,262 shares of Preferred Stock for an aggregate cash consideration of $389,536.50.

The full amount of the cash consideration and brokerage commissions for all 246,355 shares of Preferred Stock purchased from June 2, 1989, through February 9, 2001, was $9,154,807.40 and was paid from internally generated funds of NS. For a number of purchases, NS has paid brokerage commissions of $0.10 per share. However, a significant number of shares has been purchased directly by NS through unsolicited offers to sell without payment of brokerage commissions.

Item 4.  Purpose of Transaction.

     	Item 4 is supplemented as follows:

     	While NS has not entered into a stock repurchase program since the most recent such program ended in 1996, NS continues to make purchases of Preferred Stock from time to time, generally in response to unsolicited offers to sell.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     As of the date of this statement, the Issuer had 1,197,027 shares of Preferred Stock outstanding. The aggregate number of shares and the approximate percentage of the class of Preferred Stock beneficially owned by each Filing Person as of the date hereof is set forth below:

Filing Person            No. of Shares            Percentage

     NS                       346,475               28.9%
     Issuer                   100,120                8.40%
     GSF                          204                0.02%
     HPRAS                      3,920                0.3%
     RIC                       90,342                7.6%
     SURC                       1,640                0.1%
     Yadkin                     4,014                0.3%


NS owns all the common stock of and controls the Issuer. Through stock control of GSF, HPRAS, RIC, SURC and Yadkin, the Issuer beneficially owns the 100,120 shares (or approximately 8.4% of the outstanding shares) of Preferred Stock owned directly by those companies. However, shares owned by the Issuer's subsidiaries are not entitled to vote under Virginia law.

     The numbers of shares of Preferred Stock as to which each Filing Person has the sole or shared power to vote (or to direct the vote) and the sole or shared power to dispose (or to direct the disposition) are as follows:

                    Power to Vote          Power to Dispose or
                 or to Direct the Vote  to Direct the Disposition
Filing Person      Sole     Shared        Sole        Shared

NS               246,355      0         246,355        100,120
Issuer                 0      0               0        100,120
NW                     0      0               0         90,342
GSF                    0      0               0            204
HPRAS                  0      0               0          3,920
RIC                    0      0               0         90,342
SURC                   0      0               0          1,640
Yadkin                 0      0               0          4,014


     During the sixty days ended on the date hereof, none of the Filing Persons nor, to the knowledge of any of the Filing
Persons, any of the persons named in Appendix I to Item 2 hereof has effected any transactions in Preferred Stock other than as set forth in Items 3 and 5 hereof.

     To the knowledge of the Filing Persons, no subsidiary of any of the Filing Persons (other than the Filing Persons) and no executive officer or director of any of the Filing Persons beneficially owns any shares of Preferred Stock and none of them has, or knows of any other person who has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Preferred Stock beneficially owned by the Filing Persons.

Item 6.    Contracts, Arrangements, Understandings, or
           Relationships with Respect to Securities of the Issuer.

    	Item 6 is hereby amended and restated as follows:

    	Since the time NS acquired control of the Issuer through stock ownership, NS has elected its nominees as directors of the Issuer. The current directors and officers of the Issuer are also officers of NS. Because NS beneficially owns a majority of the Issuer's voting stock, NS has sufficient voting control to elect all directors of the Issuer.
NS has in the past voted and intends to continue to vote its shares of common stock and Preferred Stock for its nominees for election as directors of the Issuer. The officers and directors of the Issuer also are officers and/or directors of NS and certain of the other Filing
Persons as shown in Appendix I to Item 2.

    	Other than as described herein, none of the Filing
Persons, nor to the knowledge of any of the Filing Persons, any of the persons listed in Appendix I to Item 2 has any contracts, arrangements, understandings or relationships
(legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Preferred Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001

                         NORFOLK SOUTHERN CORPORATION

                         By /s/ William J. Romig
                           Vice President and Treasurer

                         NORFOLK SOUTHERN RAILWAY COMPANY

                         By /s/ William J. Romig
                           Vice President and Treasurer

                         GEORGIA SOUTHERN AND FLORIDA RAILWAY
                         COMPANY

                         By /s/ William J. Romig
                           Vice President

                         HIGH POINT, RANDLEMAN, ASHEBORO AND
                          SOUTHERN RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President

                         RAIL INVESTMENT COMPANY

                         By /s/ William J. Romig
                           President

                         STATE UNIVERSITY RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President


                         YADKIN RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President

                      Appendix I to Item 2

I. The name, principal occupation and principal business address of each director of Norfolk Southern
          Corporation (NS) is set forth below.

     (1) Gerald L. Baliles, a director of NS, is principally employed as a Partner in the law firm of Hunton & Williams.
Mr. Baliles's business address is 951 E. Byrd Street, Riverfront
Plaza, East Tower, Richmond, Virginia 23219.

     (2) Carroll A. Campbell, Jr., a director of NS, is principally employed as President and Chief Executive
Officer of the American Council of Life Insurers.
Mr. Campbell's business address is 1001 Pennsylvania Avenue,
N.W., Washington, DC 20004.

     (3) Gene R. Carter, a director of NS, is principally employed as Executive Director and Chief Executive Officer of the Association for Supervision and Curriculum Development. Dr. Carter's business address is 1703 North Beauregard Street, Alexandria, Virginia 22311.

     (4) Alston D. Correll, a director of NS, is principally employed as Chairman, Chief Executive Officer and President of Georgia-Pacific Corporation. Mr. Correll's business address is 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

     (5) David R. Goode, a director of NS, is principally employed as Chairman, President, and Chief Executive Officer of
NS.  Mr. Goode's business address is Three Commercial Place,
Norfolk, Virginia  23510-2191.

     (6) Landon Hilliard, a director of NS, is principally employed as Partner, Brown Brothers Harriman & Co. (a private bank in New York City). Mr. Hilliard's business address is 59
Wall Street, New York, New York 10005.

     (7) Steven F. Leer, a director of NS, is principally employed as President and Chief Executive Officer of Arch Coal, Inc. Mr. Leer's business address is CityPlace
One, Suite 300, St. Louis, Missouri 63141.

     (8) Jane Margaret O'Brien, a director of NS, is principally employed as President of St. Mary's College of Maryland.
Ms. O'Brien's business address is 18952 E. Fisher Road,
St. Mary's City, Maryland  20686.

     (9) Harold W. Pote, a director of NS, is principally employed as Regional Banking Group Executive of J. P. Morgan
Chase Bank.  Mr. Pote's business addressis One Chase Manhattan
Plaza, 17th Floor, New York, NY  10081.

II. The name, principal occupation and principal business address of each executive officer of Norfolk Southern Corporation (NS) not listed under I above is set forth below. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

     	(1) L. I. Prillaman is principally employed as Vice Chairman and Chief Marketing Officer of NS.

     	(2) Stephen C. Tobias is principally employed as Vice Chairman and Chief Operating Officer of NS.

     	(3) Henry C. Wolf is principally employed as Vice Chairman and Chief Financial Officer of NS.

     	(4) John F. Corcoran is principally employed as Senior Vice Presdient - Public Affairs of NS. Mr.
Corcoran's business address is 1500 K Street N.W.,
Suite 375, Washington, DC 20005.

     	(5)  John W. Fox, Jr. is principally employed as
Senior Vice President - Coal Marketing of NS.  Mr.
Fox's business address is 110 Franklin Road, S.E.,
Roanoke, Virginia 24042.

     	(6) James A. Hixon is principally employed as Senior Vice President - Administration of NS.

     	(7)  J. Gary Lane is principally employed as
Senior Vice President - Law of NS.

     	(8) James W. McClellan is principally employed as Senior Vice President - Planning of NS.

     	(9) Kathryn B. McQuade is principally employed as Senior Vice President - Financial Planning of NS.

    	(10) Charles W. Moorman, IV is principally employed as President Thoroughbred Technology and Telecommunications, Inc.

     	(11) John P. Rathbone is principally employed as Senior Vice President and Comptroller of NS.

     	(12) Stephen P. Renken is principally employed as Senior Vice President and Chief Information Officer of NS.
Mr. Renken's address is 125 Spring Street, SW, Atlanta,
Georgia 30303.

     (13) John M. Samuels is principally employed as Senior Vice
President - Operations Planning and Support of NS.

     (14) Donald W. Seale is principally employed as Senior Vice
President - Merchandise Marketing of NS.


III.      The names of the Directors of Norfolk Southern Railway
          Company, each of whom is listed under I or II above, are set forth below.

          David R. Goode
          L. I. Prillaman
          Stephen C. Tobias
          Henry C. Wolf


IV. The name, principal occupation and principal business address of each executive officer of Norfolk Southern
          Railway Company (NSR).


V. The names of the Directors of Georgia Southern and Florida Railway Company, each of whom is listed under I, II, III or IV above, are set forth below.

          J. Gary Lane
          L. I. Prillaman
          Stephen C. Tobias
          Henry C. Wolf


VI. The name, principal occupation and principal business address of each executive officer of Georgia Southern and Florida Railway Company is listed under I, II,
          III, IV or V above.


VII. The name, principal occupation and principal business address of the following Director of High Point, Randleman, Asheboro and Southern Railroad Company is not listed under I, II, III, IV, V, or VI above. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

(1)  Tony L. Ingram is principally employed as Vice President -
Transportation Operations of NS.

The names of the remaining Directors of High Point, Randleman, Asheboro and Southern Railroad Company, each of whom is listed under I, II, III, IV, V, or VI or above, are set forth below.

           J. Gary Lane
     	     L. I. Prillaman
          	Stephen C. Tobias
         		Henry C. Wolf


VIII. The name, principal occupation and principal business address of each executive officer of High Point, Randleman, Asheboro and Southern Railroad Company is listed under I, II, III, IV, V, VI or VII above.


IX. The names, principal oCcupations, and principal business addresses of the following Directors of Rail Investment Company are not listed under I, II, III, IV, V, VI,
         VII, or VIII above. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

     	(1) Brian J. Ahern is principally employed as Assistant Vice President - Finance of NS.

     	(2)  Robert M. Kesler, Jr. is principally employed as
General Counsel - Taxes of NS.

     	(3) William J. Romig is principally employed as Vice President and Treasurer of NS.

     	(4) Marta R. Stewart is principally employed as Assistant Vice President - Corporate Accounting of NS.

           The names of the remaining Directors of Rail
           Investment Company, each of whom is listed under I, II, III, IV, V, VI, VII, or VIII above, are set forth below.

     	     John P. Rathbone



X. The name, principal occupation and principal business address of each executive officer of Rail Investment
          Company, is listed under I, II, III, IV, V, VI, VII,
          VIII or IX above.


XI.       The names of the following Directors of State
         University Railroad Company are not listed under I, II,
         III, IV, V, VI, VII, VIII, IX, or X above.

     (1) J. Bradley Wilson is principally employed as Corporate Secretary, The North Carolina Railroad Company.
Mr. Wilson's business address is 3200 Atlantic Avenue,
Suite 110, Raleigh, North Carolina 27604.

     (2) Robert S. Bridgers is retired from business. Mr. Bridger's principle address is 425 S. Lumina Avenue, Wrightsville Beach, NC 28480.

          The names of the remaining Directors of State
          University Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII, VIII, IX, or X above, are set forth below.

         	L. I. Prillaman
          William J. Romig
        		Henry C. Wolf


XII. The name, principal occupation and principal business address of each executive officer of State University
          Railroad Company, is listed under I, II, III, IV, V, VI, VII, VIII, IX, X or XI above.


XIII. The names of the following Directors of Yadkin Railroad Company are not listed under I, II, III,
         IV, V, VI, VII, VIII, IX, X, XI, or XII above.
         (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

       	(1) Mark D. Manion is principally employed as Vice President - Transportation Services and Mechanical of NS.

       	(2) Richard W. Parker is principally employed as Vice President - Real Estate of NS.

The names of the remaining Directors of Yadkin
Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII, VIII, IX, X, XI or
XII above, are set forth below.

            Tony L. Ingram
            J. Gary Lane
            L. I. Prillaman
           	William J. Romig
           	Donald W. Seale
           	Stephen C. Tobias
 		         Henry C. Wolf


XIV. The name, principal occupation and principal business address of each executive officer of Yadkin Railroad
      Company is listed under I, II, III, IV, V, VI, VII,
      VIII, IX, X, XI, XII, or XIII above.